Daniel A. Peterson Attorney 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

July 30, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549 Attention: Mr. Dominic Minore
Re:     MACC Private Equities Inc. (the “Company” or “Registrant”)
       File Number:  814-00150

To the Commission:

On July 30, 2010, the Company filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement and form of proxy respecting its 2010 annual shareholders’ meeting.  The Registrant would prefer to mail its definitive proxy statement to its shareholders as soon as possible, so we respectfully request that the examining attorney contact the undersigned as soon as possible in the event a review of the proxy statement is undertaken or if we can provide any additional information.

Should you have any questions about the foregoing, please do not hesitate to contact myself at the number listed above.

             Sincerely,

             /s/ Daniel A. Peterson

             Daniel A. Peterson

DAP